69 Yonge St. Suite 1403, Toronto, ON M5E 1K3

September 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Dear Ms. Ishmukhamedova:

Re: ZenaTech, Inc. – Form F-1 (Amendment No. 11)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ZenaTech, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on Friday, September 27, 2024, at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Yours truly,

ZenaTech, Inc.

/s/ Dr. Shaun Passley

Dr. Shaun Passley

Chief Executive Officer

cc: Karim Lalani

Boughton Law Corporation